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                            June 20, 2024

       Gerhard Ziems
       Chief Financial Officer
       Coronado Global Resources Inc.
       Level 33, Central Plaza One
       345 Queen Street
       Brisbane, Australia 4000

                                                        Re: Coronado Global
Resources Inc.
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2023
                                                            Filed February 20,
2024
                                                            File No. 000-56044

       Dear Gerhard Ziems:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K For the Fiscal Year Ended December 31, 2023

       Item 15. Exhibits, Financial Statement Schedules
       96.1, page 163

   1.                                                   Please revise
subsequent technical report summaries for the Curragh Mine Complex to include the entire
discounted cash flow analysis to comply with Item
                                                        601(b)(96)(iii)(B)(19)
of Regulation S-K. At a minimum this should include material assumptions including
line items in tabular format for production, revenue, operating costs, royalties,
taxes, and capital costs for each year for the life of the project.

                                                        Additionally we note
that you include disclosure on page 11 of the technical report summary explaining that
inferred resources have been included in the LOM plan, however have a minimal impact
on the net present value valuation. Please revise to remove the inferred resource from
the LOM plan and economic analysis to comply with Item
                                                        1302(e)(6) of
Regulation S-K.
 Gerhard Ziems
Coronado Global Resources Inc.
June 20, 2024
Page 2
         Please include a draft of your proposed revisions with your response. To the extent that the removal of the inferred from the LOM plan and economic analysis is material to the overall report you should file a revised technical report summary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



FirstName LastNameGerhard Ziems                               Sincerely,
Comapany NameCoronado Global Resources Inc.
                                                              Division of
Corporation Finance
June 20, 2024 Page 2                                          Office of Energy
& Transportation
FirstName LastName